Exhibit 99.1

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three and six-month periods ended June 30, 2022 and 2021

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of financial position
(Amounts expressed in thousands of Canadian dollars - unaudited)

Consolidated statements of financial position

	Notes	As at June 30, 2022	As at December 31, 2021
ASSETS
CURRENT
Cash		32,110	62,355
Grants receivable and other current assets		2,583	3,096
Sales taxes receivable		2,136	2,002
Tax credits receivable		3,400	3,958
Prepaid expenses		278	2,768
Total current assets		40,507	74,179

NON-CURRENT
Tax credits receivable		5,870	5,509
Property, plant and equipment	5	55,289	42,103
Intangible assets		332	481
Right-of-use assets		2,937	2,254
Restricted cash and deposits		1,634	1,823
Total non-current assets		66,062	52,170
Total assets		106,569	126,349

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		15,237	15,193
Current portion of lease liabilities		427	329
Borrowings		216	208
Total current liabilities		15,880	15,730

NON-CURRENT
Asset retirement obligation		955	1,009
Borrowings		1,843	1,921
Lease liabilities		2,615	1,994
Total non-current liabilities		5,413	4,924
Total liabilities		21,293	20,654

EQUITY
Share capital	6.1	210,249	206,483
Contributed surplus		22,030	16,102
Deficit		(147,003)	(116,890)
Total equity		85,276	105,695
Total liabilities and equity		106,569	126,349
Going Concern	1
Commitments	14
Subsequent Events	15

APPROVED BY THE BOARD OF DIRECTORS

(s) Eric Desaulniers – “Director”

(s) Daniel Buron – “Director”

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of loss and comprehensive loss
(Amounts expressed in thousands of Canadian dollars - unaudited)

Consolidated statements of loss and comprehensive loss

		For the three-month periods ended		For the six-month periods ended
	Notes	June 30, 2022 $	June 30, 2021 $	June 30, 2022 $	June 30, 2021 $
EXPENSES
Exploration and evaluation expenses	7	2,014	2,499	3,996	5,007
Battery Material Plant project expenses	8	5,471	908	11,086	1,191
General and administrative expenses	9	6,968	9,370	15,318	13,382
Other income		-	(56)	-	(56)
Operating loss		14,453	12,721	30,400	19,524
Net financial costs (income)	10	(411)	157	(287)	798
Net loss and comprehensive loss		14,042	12,878	30,113	20,322
Basic and diluted loss per share		0.25	0.34	0.54	0.57
Weighted average number of shares outstanding	6.1	55,560,540	37,709,064	55,368,957	35,757,150

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of changes in equity
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Consolidated statements of changes in equity

			For the six-month period ended June 30, 2022
	Notes	Number	Share capital $	Contributed surplus and warrants $	Deficit $	Total equity $
Balance as at January 1, 2022		55,118,316	206,483	16,102	(116,890)	105,695
Shares issued from offering	6.1	502,082	3,987	-		3,987
Options exercised	6.2	123,500	539	(183)	-	356
Share-based compensation		-	-	6,111	-	6,111
Share issue costs		-	(760)	-	-	(760)
Net loss and comprehensive loss		-	-	-	(30,113)	(30,113)
Balance as at June 30, 2022		55,743,898	210,249	22,030	(147,003)	85,276

			For the six-month period ended June 30, 2021
	Notes	Number	Share capital $	Contributed surplus and warrants $	Equity component of convertible bond $	Deficit $	Total equity $
Balance as at January 1, 2021		27,299,332	60,537	10,761	364	(77,000)	(5,338)
Shares issued from offerings		9,501,227	95,939	-	-	-	95,939
Warrants exercised		7,821,700	17,825	(198)	-	-	17,627
Options exercised		331,251	1,476	(517)	-	-	959
Shares issued for interest payment		76,635	797	-	-	-	797
Share-based compensation		-	-	5,939	-	-	5,939
Share issue costs		-	(7,166)	-	-	-	(7,166)
Net loss and comprehensive loss		-	-	-	-	(20,322)	(20,322)
Balance as at June 30, 2021		45,030,145	169,408	15,985	364	(97,322)	88,435

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of cash flow
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Consolidated statements of cash flows

		For the six-month periods ended
	Notes	June 30, 2022 $	June 30, 2021 $
OPERATING ACTIVITIES
Net loss		(30,113)	(20,322)
Depreciation and amortization	5	2,185	558
Unrealized foreign exchange gain		(177)	(566)
Share-based compensation	6.2	5,615	5,939
Financial costs		41	1,303
Net change in working capital	11	(427)	(697)
Cash flows used in operating activities		(22,876)	(13,785)

INVESTING ACTIVITIES
Additions to property, plant, and equipment	5 - 11	(11,813)	(11,752)
Restricted cash and deposits		189	(1,483)
Grants received		795	1,468
Cash flows used in investing activities		(10,829)	(11,767)

FINANCING ACTIVITIES
Proceeds from offering		3,987	95,939
Proceeds from borrowings, net of issue costs		-	1,025
Repayment of borrowings and lease liabilities		(288)	(2,108)
Proceeds from the exercise of warrants		-	17,627
Proceeds from the exercise of stock options	6.2	356	959
Share issue costs		(803)	(6,528)
Cash flows from financing activities		3,252	106,914

Effect of exchange rate changes on cash		208	575

Net change in cash		(30,245)	81,937
Cash at the beginning of the period		62,355	4,520
Cash at the end of the period		32,110	86,457
Additional information	11

The accompanying notes are an integral part of the condensed consolidated interim financial statement

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Notes to the condensed consolidated interim financial statements

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange, NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange. The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s condensed consolidated interim financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, the next twelve months.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern.

The Company's ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board (“IASB”), including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2021, taking into consideration the new policies described in Note 4. These condensed consolidated interim financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2021, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2022 (including comparative statements) were approved and authorized for publication by the Board of Directors on August 10, 2022.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

3.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues, and expenses can be found in the note 5 of the Consolidated audited annual financial statement. Actual results may differ significantly.

4.	SIGNIFICANT ACCOUNTING POLICIES

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. The assets are capitalized and amortized on a straight-line basis in the consolidated statement of loss and comprehensive loss. Generally, the depreciation rates are as follows:

Buildings	10-25 years
Equipment	2-15 years

The residual value, depreciation method and the useful life of each asset are reviewed at least at each financial year-end. Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in the statement of loss and comprehensive loss.

AMENDMENTS TO IAS 16, PROPERTY, PLANT AND EQUIPMENT

The IASB has made amendments to IAS 16 Property, plant and equipment, effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of Property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. The Company therefore needs to distinguish between the costs associated with producing and selling items before the item of Property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of Property, plant and equipment available for its intended use. For the sale of items that are not part of a company’s ordinary activities, the amendments require the Company to disclose separately the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of loss and comprehensive loss. These amendments have currently no impact on the Company’s consolidated financial statements. While these amendments did not have retrospective effects upon adoption, any future sales of products and related costs of sales occurring before commercial production is achieved will be recorded in the statement of loss and comprehensive loss.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

5.	PROPERTY, PLANT AND EQUIPMENT

							For the six-month period ended June 30, 2022
	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Mine under construction $	Battery Material Demonstration Plant under construction $	Total $
COST
Balance as at January 1, 2022	2,412	2,791	163	141	25	53	18,032	18,886	42,503
Additions	-	15	153	-	-	-	8,565	6,251	14,984
Transfers	-	461	9,402	-	93	26	-	(9,982)	-
Balance as at June 30, 2022	2,412	3,267	9,718	141	118	79	26,597	15,155	57,487
ACCUMULATED DEPRECIATION
Balance as at January 1, 2022	-	330	19	25	11	15	-	-	400
Depreciation	-	109	1,646	23	7	13	-	-	1,798
Balance as at June 30, 2022	-	439	1,665	48	18	28	-	-	2,198
Net book value as at June 30, 2022	2,412	2,828	8,053	93	100	51	26,597	15,155	55,289

							For the year ended December 31, 2021
	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Mine under construction $	Battery Material Demonstration Plant under construction $	Total $
COST
Balance as at January 1, 2021	507	2,642	-	56	70	24	-	1,206	4,505
Additions	1,905	149	163	132	-	29	18,032	17,680	38,090
Write-Off/Disposals	-	-	-	(47)	(45)	-	-	-	(92)
Balance as at December 31, 2021	2,412	2,791	163	141	25	53	18,032	18,886	42,503
ACCUMULATED DEPRECIATION
Balance as at January 1, 2021	-	219	-	39	32	8	-	-	298
Depreciation	-	111	19	30	22	7	-	-	189
Write-Off/Disposals	-	-	-	(44)	(43)	-	-	-	(87)
Balance as at December 31, 2021	-	330	19	25	11	15	-	-	400
Net book value as at December 31, 2021	2,412	2,461	144	116	14	38	18,032	18,886	42,103

The acquisition for the Battery Material Demonstration Plant under construction is presented net of grants of $40 and $66 for the three and six-month periods ended June 30, 2022, respectively (three and six-month periods ended June 30, 2021: $1,830 and $3,578)

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

6.	EQUITY

6.1	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value.

	For the six-month period ended June 30, 2022	For the year ended December 31, 2021
Shares issued at the start of the period	55,118,316	27,299,332
Shares issued from offering	502,082	11,479,977
Warrants exercised	-	7,821,700
Options exercised	123,500	720,201
Shares issued for conversion of debt (convertible bond)	-	7,500,000
Shares issued for interest payment	-	297,106
Shares issued at the end of period	55,743,898	55,118,316

On January 21, 2022, the Company filed a prospectus supplement establishing a new at-the-market equity offering (“ATM Offering”). The ATM Offering allows the Company to offer for sale and issue up to US$75 million (or the equivalent in Canadian dollars) of common shares of the Company from time to time, at the Company’s discretion. As at June 30, 2022, the Company issued 502,082 common shares at an average price of $7.97 for a gross proceeds of $3,987, commissions of $100, and total net proceeds of $3,887.

6.2	SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

The Company’s share options are as follows:

	For the six-month period ended June 30, 2022		For the year ended December 31, 2021
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Opening balance	2,352,250	7.07	2,400,000	3.20
Granted	2,027,804	8.29	735,000	15.95
Exercised	(123,500)	2.88	(720,200)	3.06
Expired	(2,500)	16.84	(51,300)	7.00
Forfeited	(21,250)	16.84	(1,250)	16.84
Cancelled	-	-	(10,000)	16.84
Ending balance	4,232,804	7.72	2,352,250	7.07
Options that can be exercised	2,710,750	7.83	2,058,500	7.30

For the six-month period ended June 30, 2022, the Company granted 247,500 options to directors, 525,000 to officers, 490,500 to employees, and 764,804 to consultants. The vesting period on option granted varies from vesting immediately up to four semi-annual tranches. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $8.29 per common share, for an average period of 4.02 years.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

The weighted average fair value of the share options granted in the six-month period ended June 30, 2022, were estimated using the Black-Scholes option pricing model based on the following average assumptions:

●	Stock price when granted: $8.29
●	Expected life: 4.02 years
●	Expected volatility: 82%
●	Risk-free rate: 2.24%
●	Expected dividend: nil

During the six-month period ended June 30, 2022, the weighted average share price at the date of exercise was $8.28.

7.	EXPLORATION AND EVALUATION EXPENSES

	For the three-month periods ended		For the six-month periods ended
	June 30, 2022 $	June 30, 2021 $	June 30, 2022 $	June 30, 2021 $
Wages and benefits	902	805	1,835	1,589
Share-based compensation	251	204	513	204
Engineering	75	632	135	1,802
Professional fees	96	95	139	127
Materials, consumables, and supplies	379	416	689	479
Subcontracting	263	248	563	641
Geology and drilling	9	72	24	114
Utilities	86	81	234	172
Depreciation and amortization	75	54	135	107
Other	48	32	89	76
Grants	-	(36)	-	(36)
Tax credits	(170)	(104)	(360)	(268)
Exploration and evaluation expenses	2,014	2,499	3,996	5,007

8.	BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended		For the six-month periods ended
	June 30, 2022 $	June 30, 2021 $	June 30, 2022 $	June 30, 2021 $
Wages and benefits	721	185	1,256	312
Share-based compensation	278	-	287	-
Engineering	2,534	492	5,901	558
Professional fees	340	332	689	422
Materials, consumables, and supplies	408	125	996	301
Subcontracting	167	49	350	89
Depreciation and amortization	1,053	44	1,932	85
Other	32	13	73	16
Grants	(62)	(332)	(398)	(592)
Battery Material Plant project expenses	5,471	908	11,086	1,191

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended		For the six-month periods ended
	June 30, 2022 $	June 30, 2021 $	June 30, 2022 $	June 30, 2021 $
Wages and benefits	1,637	933	3,661	2,193
Share-based compensation	1,820	5,250	4,815	5,735
Professional fees	320	1,072	718	2,204
Consulting fees	526	155	1,038	435
Travelling, representation and convention	216	79	303	205
Office and administration	2,247	1,227	4,404	1,468
Stock exchange, authorities, and communication	130	477	241	760
Depreciation and amortization	63	168	119	365
Other financial fees	9	9	19	17
General and administrative expenses	6,968	9,370	15,318	13,382

10.	NET FINANCIAL COSTS (INCOME)

	For the three-month periods ended		For the six-month periods ended
	June 30, 2022 $	June 30, 2021 $	June 30, 2022 $	June 30, 2021 $
Foreign exchange gain	(341)	(511)	(177)	(521)
Interest income	(115)	(53)	(196)	(97)
Interest expense on lease liabilities	6	28	8	58
Accretion and interest on borrowings and bond	39	693	78	1,358
Net financial costs (income)	(411)	157	(287)	798

11.	ADDITIONAL CASH FLOW INFORMATION

	For the six-month period ended June 30, 2022 $	For the six-month period ended June 30, 2021 $
Grants receivable and other current assets	(216)	531
Deferred grants	-	(1,511)
Mining tax credits	197	(269)
Sales taxes receivable	(134)	(646)
Prepaid expenses	2,490	(1,028)
Accounts payable and accrued liabilities	(2,764)	2,226
Total net change in working capital	(427)	(697)

Items not affecting cash
Property, plant and equipment included in accounts payable and accrued liabilities	7,872	2,767
Share issue costs included in accounts payables and accrued liabilities	6	638
Shares issued for interest payment	-	797

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

12.	RELATED PARTY TRANSACTIONS

During the three and six-month periods ended June 30, 2022, share-based compensation for officers totalled $331 and $2,093 respectively ($2,750 and $3,212 for the three and six-month periods ended June 30, 2021, respectively) and for directors, nil for the three-month period ended June 30, 2022 and $1,247 for the six-month period ended June 30, 2022 (nil for the three-month period ended June 30, 2021 and $2,333 for the six-month period ended June 30, 2021).

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUE

Certain of the Company's accounting policies and disclosures require the determination of fair value. Fair value represents the amount at which a financial instrument could be exchanged between willing parties, based on current markets for instruments with the same risk, principal and remaining maturity. Fair value estimates are based on quoted market values and other valuation methods. Fair values have been determined for measurement and/or disclosure purposes based on the fair value hierarchy contained in the Company’s financial instrument accounting policy. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

FINANCIAL RISKS

The Company is exposed to various financial risks resulting from its operations. The Company does not enter into derivative financial instruments for speculative purposes.

The main financial risks to which the Company is exposed as well as its policies for managing such risk are detailed below:

Liquidity risk

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern (see note 1).

As at June 30, 2022, all of the Company’s short-term liabilities totalled $15,880 ($15,730 as at December 31, 2021), have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

				As at June 30, 2022
	Carrying amount	Contractual cash flows	Remainder of the year	Year 2023	Year 2024	2025 and Onward
Account payables and accrued liabilities	15,237	15,237	15,237	-	-	-
Lease liabilities	3,042	3,648	281	572	575	2,220
Borrowings	2,059	2,469	139	352	577	1,401

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company’s credit risk is primarily related to receivables and cash. The receivables consist mainly of the refund of the goods and services tax receivable from the governments of Canada and Quebec, as well as tax credits receivable from the Government of Quebec. The Company mitigates credit risk by maintaining cash with Canadian chartered banks.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Currency risk

Foreign currency risk is the risk that the Company’s financial performance could be affected by fluctuations in the exchange rates between currencies. Some of the Company’s expenditures are denominated in U.S dollars, and the Company holds balances in cash denominated in U.S dollars. As such, the Company is exposed to gains or losses on foreign exchange.

Currently, the Company has no hedging contracts in place and therefore has exposure to the foreign exchange rate fluctuations. The strengthening of the U.S. dollar would positively impact the Company’s net income and cash flows while the strengthening of the Canadian dollar would reduce its net income and cash flows.

The balances of cash in currencies are as follows as at June 30, 2022 and December 31, 2021.

	As at June 30, 2022 $	As at December 31, 2021 $
Cash in US dollars	11,615	11,435
Canadian dollar equivalents	14,968	14,497

Accounts payables in US dollars	771	1,044
Canadian dollar equivalents	994	1,322

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company’s interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant.

Financial liabilities are not exposed to interest rate risk since they are non-interest-bearing liabilities or bear interest at a fixed rate.

14.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments. As at June 30, 2022, the Company had issued $3,271 of purchase orders for the acquisition of property, plant and equipment and $4,610 in relation to the operations.

15.	SUBSEQUENT EVENTS

The Company entered into an Option and Joint Venture agreement with Mason Graphite inc. (“Mason”) which was approved by its shareholders on July 14, 2022. On July 20, 2022 (“the closing date”), the Company was granted an option to acquire a 51% participation in the Lac Guéret property via a Joint Venture agreement with Mason. At the closing date, the Company has subscribed for 5 million common shares of Mason for a total of $2.5 million and a subsequent equity investment of $2.5 million needs to be subscribed to exercise the option. Furthermore, the Company must incur no less than $10 million within twenty-four months, including the preparation of a Preliminary Economic Assessment with a project capacity of a minimum of 250,000 tonnes per annum within six months after the closing date, and complete a Feasibility study within eighteen months after the closing date.